Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following communication was made available on an online forum for certain customers of AMR on July 15, 2013.

Activity 2: Testing your knowledge.

Description: Do you think you know a fair bit about the merger between American Airlines and US Airways? Well, now it’s time to put your knowledge to the test. Answer the following true or false questions about the merger. Once you have completed all of the questions, you will see the correct answers.

Activity:	Survey

Start Date:	Round 2

Instructions	Complete the following true/false questions to test your knowledge of the merger between AA and US Airways

•	CLIENT TO PROVIDE TRUE/FALSE QUESTIONS AND ACCURATE FACTS (SUGGEST 10 Qs)

1.	The merged company will have an entirely new name

a.	FALSE The combined company will retain the iconic American Airlines brand.

2.	The merged company hopes to be able to tell you more about plans for the frequent flyer program after receiving government approval for the merger.

a.	TRUE. Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

3.	The company expects final government approval of the merger (legal close) by third quarter 2013.

a.	TRUE. The companies expect to be legally merged by third quarter 2013. However, customers will continue to see the names of both airlines in operation until the new company is awarded a “Single Operating Certificate” by the government, which will occur when the FAA agrees that the merged airlines have achieved a level of integration that can be safely managed under one certificate. We anticipate a “Single Operating Certificate” can be obtained within two years following closing of the merger.

4.	The combined airline expects to maintain all hubs and services to all destinations.

a.	TRUE. The combined airline will offer you an expanded global network with more than 6,700 daily flights to 336 destinations in 56 countries. We expect that the current hubs of both American Airlines and US Airways will be maintained, resulting in more choices for customers. The hubs will be Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York , Philadelphia, Washington D.C., Phoenix and Charlotte.

5.	Now that the companies are merging, the new aircraft American Airlines was planning to buy are no longer needed.

a.	FALSE: With firm orders for more than 600 new mainline aircraft, the combined airline will have one of the more modern and efficient fleets in the industry, and a solid foundation for continued investment in technology, products, and services.

6.	The regional carriers of both airlines will continue to operate.

a.	True: AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA will continue to provide seamless service to the combined airline.

7.	American Airlines is getting rid of its Main Cabin Extra product.

a.	FALSE. American will continue to offer you more legroom and priority boarding privileges through the Main Cabin Extra product you have come to know and love.

8.	The new American will be joining the STAR Alliance (of which US Airways is already a member) and leaving oneworld.

a.

FALSE: With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities

9.	For the most up to date information about the merger, you can visit www.aa.com/arriving or www.usairways.com/arriving.

a.	True.

Objectives: Understand knowledge about the merger and also to educate

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the

Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.